SCHEDULE A — STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Talisman’s corporate governance practices satisfy all the existing guidelines for effective corporate governance established by the Toronto Stock Exchange (“TSX"),all of the New York Stock Exchange (“NYSE”) corporate governance listing standards applicable to non-U.S. companies and substantially all of the NYSE Stock Exchange corporate governance listing standards applicable to U.S. companies.

When Multilateral Policy 58-201 and Multilateral Instrument 58-101 (collectively, the “CSA Rules”) are implemented by the Canadian Securities Administrators, Talisman either satisfies the requirements of the proposed CSA Rules as published on October 29, 2004, or has implemented procedures designed to meet the same governance objectives.

With respect to the NYSE corporate governance listing standards, Talisman’s corporate governance practices differ in only two respects from those applicable to U.S. companies. First, the NYSE listing standards require that the Audit Committee charter specify that the Audit Committee assist the Board of Directors in its oversight of Talisman’s compliance with legal and regulatory requirements. Talisman’s Board oversees Talisman’s compliance with legal and regulatory requirements and this responsibility specifically forms part of the Board’s Terms of Reference. Each of the Board committees assists the Board in its oversight of Talisman’s compliance with legal and regulatory requirements in each of their areas of responsibility. Secondly, the NYSE listing standards require shareholder approval of all equity compensation plans and any material revisions to such plans, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market, subject to a few limited exceptions. In contrast, the TSX rules require shareholder approval of equity compensation plans only when such plans involve newly issued securities. Equity compensation plans that do not provide for a fixed maximum number of securities to be issued must have a rolling maximum number of securities to be issued based on a fixed percentage of the issuer’s outstanding securities and must also be approved by shareholders every three years. If the plan provides a procedure for its amendment, the TSX rules require shareholder approval of amendments only where the amendment involves a reduction in the exercise price or an extension of the term of options held by insiders.

The following statement addresses the principal matters relating to the Company’s corporate governance practices. The TSX corporate governance guidelines and Talisman’s compliance with these guidelines is shown in tabular form at the end of this disclosure, and disclosure in compliance with the proposed CSA Rules is contained throughout the text of this Schedule.

Mandates of the Board, its committees (including position descriptions for the Chair of each committee), the Chairman and the Chief Executive Officer may be obtained from the Company website at www.talisman-energy.com or upon request from: Investor and Corporate Communications Department, Talisman Energy Inc., Suite 3400, 888 Third Street S.W., Calgary, Alberta, T2P 5C5, e-mail: tlm@talisman-energy.com. The Terms of Reference for the Board are reproduced in their entirety in this Schedule. In addition, the Terms of Reference for the Audit Committee are reproduced in their entirety in Schedule C to the Company’s annual information form for the year ended December 31, 2004.

Independence of the Board

Talisman is in full compliance with the TSX recommendation that “The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding.” In 2004, the Board of Directors of Talisman was comprised of nine directors, eight of whom, including the Chairman of the Board, qualified as unrelated directors as defined by the TSX. The only related director is James W. Buckee, President and Chief Executive Officer of the Company.

In accordance with a New York Stock Exchange rule that listed companies must have a majority of independent directors, the Board has determined that none of the eight unrelated directors has any material relationship with the Company (other than serving as a director of the Company). Therefore, the Board has determined that all eight unrelated directors (being Douglas D. Baldwin, Kevin S. Dunne, Al L. Flood, Dale G. Parker, Lawrence G. Tapp, Stella M. Thompson, Robert G. Welty and Charles W. Wilson) are independent as defined by the rules of the New York Stock Exchange. Al L. Flood, Douglas D. Baldwin and Chuck Wilson have relationships with the Company through their directorships and shareholdings with the Canadian Imperial Bank of Commerce ("CIBC") in the case of Al L. Flood, TransCanada PipeLines Limited ("TransCanada") and the University of Calgary (the “University”) in the case of Douglas D. Baldwin, and Akita Drilling Ltd. (“Akita”) in the case of Charles W. Wilson. Talisman has various business dealings with each of CIBC, TransCanada and Akita, and has made donations to the University. The Board of Directors determined that neither Mr. Flood’s nor Mr. Baldwin’s relationship with Talisman is material on account of the aforementioned relationships, principally on the grounds that (i) the relationships Talisman has with each of CIBC and TransCanada were entered into on terms substantially similar to those that would be offered to comparable counterparties in similar circumstances; and (ii) the termination of a relationship with CIBC, TransCanada or the University in the normal course of business would not reasonably be expected to have a material and adverse effect on the financial condition, results of operations or business of CIBC, TransCanada or the University. In addition, the Board of Directors has determined that Mr. Wilson’s relationship with Talisman is not material on account of the aforementioned relationships,

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principally on the grounds that: (i) the relationship that Talisman has with Akita was entered into on terms substantially similar to those that would be offered to comparable counterparties in similar circumstances; and (ii) Mr. Wilson’s personal economic exposure to Akita is not material to him. Accordingly, Talisman’s relationship with each of CIBC, TransCanada, the University and Akita does not compromise Mr. Flood’s, Mr. Baldwin’s or Mr. Wilson’s independence, as applicable.

The proposed CSA Rules also state that the Board shall have a majority of independent directors. An independent director is defined as an individual who has no direct or indirect material relationship with the issuer (that is, a relationship which could, in the view of the issuer’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment). The Board has determined that in accordance with the proposed CSA Rules, eight of the nine directors have no direct or indirect material relationship with the Company and that the Company is in compliance with the majority independent requirement of the proposed CSA Rules.

The composition of the Board, including the independence of the Chairman and his specified role, ensures that the Board has in place appropriate structures and procedures to ensure that the Board can function independently of management. All committees of the Board of Directors are composed entirely of unrelated, independent directors with the exception of the Executive Committee and the Pension Funds Committee, the majority of whose members are unrelated and independent.

Other Directorships

Certain directors of the Company serve as directors of other issuers. Disclosure of these directorships is contained in the Circular under the heading “Election of Directors”. Talisman’s Governance and Nominating Committee monitors the amount of other board memberships for current and proposed directors on an ongoing basis to ensure the ability of all directors to effectively act in the best interests of the Company.

Responsibilities of the Board

The Board of Directors of Talisman sees its principal role as stewardship of the Company and its fundamental objective as the creation of shareholder value, including the protection and enhancement of the value of the Company’s assets. The Board’s stewardship responsibility means that it oversees the conduct of the business and management, which is responsible for developing long-term strategy and conducting the Company’s day-to-day business. Annually, the Board meets at an extended Board session to review and approve corporate strategy.

The Board assesses and ensures systems are in place to manage the risks of the Company’s business with the objective of preserving the Company’s assets. The Board, through the Chief Executive Officer, sets the attitude and disposition of the Company towards compliance with applicable laws, environmental, safety and health policies, financial practices and reporting. In addition to its primary accountability to shareholders, the Board is also accountable to employees, government authorities, other stakeholders and the public.

In fulfilling its primary responsibilities, the Board ensures that the Company has:

  established long-term goals and a strategic planning process, identified the principal risks of the Company’s business and implemented appropriate systems to monitor and manage those risks;
  established processes to manage and measure management’s, and in particular, the Chief Executive Officer’s performance in achieving the Company’s stated objectives, including appropriate training, monitoring, development and succession planning;
  established internal controls and management systems to effectively monitor the Company’s operations and ensure compliance with applicable laws, regulations and policies;
  implemented processes to properly oversee Company sponsored pension plans; and
  adopted a communications program for effectively communicating with and receiving feedback from shareholders, employees, government authorities, other stakeholders and the public.

The Board is also required to:

  satisfy itself as to the business and professional integrity of the Chief Executive Officer and other executive officers, as well as the Chief Executive Officer and executive officers’ creation of a culture of integrity through the Company;
  develop the Company’s approach to corporate governance, the review of which is led by the Governance and Nominating Committee of the Board; and
  monitor compliance with the Company’s code of business conduct and ethics.

Expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at board meetings and advance review of meeting materials, are included in the Terms of Reference for the Board and are also communicated in orientation sessions for new Board members.

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The Board of Directors may delegate authority over certain matters to a committee of the Board, provided that certain responsibilities of the Board are sufficiently important to warrant the attention of the full Board and, accordingly, are not delegated or are only delegated in a qualified or partial manner, including:

  submitting to shareholders any matter requiring their approval;
  filling vacancies among the directors or appointing additional directors;
  issuing securities, declaring dividends or repurchasing the Company’s own shares;
  approving management proxy circulars;
  approving annual financial statements;
  approving the annual statement of reserves data and other oil and gas information and reports thereon; and
  adopting, amending or repealing by-laws.

The Board of Directors has developed Terms of Reference for the Board embodying the foregoing. To assist Board members in performing their responsibilities, the Company has adopted a policy whereby, with the approval of the Chairman of the Governance and Nominating Committee, a Board member may engage an outside advisor at the Company’s expense.

Orientation and Continuing Education

The Company has an orientation and development program for its Board. An orientation manual, which is updated on a regular basis, is provided to new Board members who are expected to review and become familiar with its contents. In addition, the Company conducts an orientation session with new directors to review the Company’s business, expectations of directors, current issues and opportunities and corporate goals and objectives. The Company also provides directors with opportunities to increase their knowledge and understanding of the Company’s business. The Board visits one of the Company’s international locations, major domestic facilities or operating areas on an annual basis. Briefings on strategic issues are completed annually, and typically include reviews of the competitive environment, the Company’s performance relative to its peers, and any other developments that could materially affect the Company’s business. In addition, the Board is briefed on a regular basis on corporate governance developments and emerging best practices in corporate governance. In 2004, activities of the Board included a site visit to one of the Company’s international operations, a review of the Company’s major subsidiaries, as well as a reserves orientation session for all Board members.

Committees of the Board

The Board of Directors has established six committees: the Audit Committee, the Executive Committee, the Governance and Nominating Committee, the Management Succession and Compensation Committee, the Pension Funds Committee and the Reserves Committee. All committees are comprised of a majority of unrelated, independent directors. The President and Chief Executive Officer is the only related director on the Board and is a member of the Executive Committee and the Pension Funds Committee. All other committees are composed exclusively of unrelated, independent directors. With the exception of the Executive Committee, for which there are no regularly scheduled meetings, the committees of the Board convene in accordance with an annually developed schedule.

Summary of Meetings Held, Attendance Record

During 2004, the following Board and committee meetings were held:

Board of Directors	7
Executive Committee	1
Audit Committee	5
Management Succession and Compensation Committee (MSCC)	5
Pension Funds Committee	3
Governance and Nominating Committee (G & N)	5
Reserves Committee	2

Of the Board meetings listed above, one was called as a special meeting and one was held outside of Canada. In addition, one written resolution was passed by the Board during the year ended December 31, 2004.

In-camera sessions comprising only independent directors are a regular feature of Board meetings and the Roles and Responsibilities of the Chairman of the Board specifically contemplate that the holding of such meetings is a duty of the Chairman. During the year ended

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December 31, 2004, the Board conducted a session of independent directors as part of its strategic planning process. In addition, separate in-camera sessions were conducted by the Reserves Committee with the Company’s Internal Qualified Reserves Evaluator and by the Audit Committee with both the external auditor and internal auditors. The Chairman maintains regular contact with Board members regarding issues to come before the Board, and to solicit views on matters considered important to the function of the Board.

The attendance record of each director during the 12 month period ended December 31, 2004 is as follows:
		Board	Committee
	Committee	Meetings	Meetings
Name	Memberships	Attended	Attended
Douglas D. Baldwin	Executive, MSCC, G & N, Reserves	6 of 7[1]	10 of 13[1]
James W. Buckee	Executive, Pension	7 of 7	3 of 3
Kevin S. Dunne	G & N, Reserves, Pension	7 of 7	10 of 10
Al L. Flood	Audit, MSCC	7 of 7	10 of 10
Dale G. Parker	Audit, Pension	7 of 7	8 of 8
Lawrence G. Tapp	MSCC, G & N	7 of 7	10 of 10
Stella M. Thompson	Executive, MSCC, Pension	7 of 7	8 of 8
Robert G. Welty	Audit, G & N	7 of 7	7 of 7
Charles W. Wilson	Executive, Audit, Reserves	7 of 7	8 of 8
Roland Priddle[2]	Pension, G & N	2 of 2	5 of 5
Notes:
1	Due to a scheduling conflict, Mr. Baldwin was unable to attend a single session at which one Board meeting and three committee meetings were held.
2	Mr. Priddle retired from the Board of Directors on May 4, 2004.

Board Succession

In 2004, the Governance and Nominating Committee considered succession planning for Board members and adopted screening and assessment guidelines to assist in the process of identifying new Board members. To assist in the Company’s upcoming selection process, the Governance and Nominating Committee has created a profile of ideal characteristics and qualifications of new nominees which takes into account the Company’s governance framework and current Board composition.

Audit Committee

Members: The Audit Committee consists of Al L. Flood, Dale G. Parker, Robert G. Welty1, and Charles W. Wilson, all of whom are unrelated, independent directors. One member of the Audit Committee simultaneously serves on the audit committees of more than three public companies. The Board has determined that such simultaneous service does not impair the ability of this member to effectively serve on Talisman’s Audit Committee.

The Board has also determined that all members of the Audit Committee are “financially literate” as defined in Multilateral Instrument 52-110 and that Robert Welty is an “audit committee financial expert” as defined by the listing standards of the New York Stock Exchange and related US securities legislation. An individual is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.

Mandate: The primary roles and responsibilities of the Audit Committee include:

  reviewing and recommending to the Board for approval, the Company’s annual earnings press release, annual financial statements and the related discussion and analysis of management;
  reviewing and approving all interim earnings press releases, the Company’s interim financial statements (prior to their publication, filing or delivery to securityholders) and the related discussion and analysis of management;
  reviewing and approving, as prescribed, other financial information;

  recommending to the Board the auditors who will be proposed at the annual shareholders’ meeting for appointment as the Company’s external auditor for the ensuing year;

Note:

1 Denotes Committee Chair.

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  evaluating and ensuring the independence of the Company’s auditor;
  reviewing and pre-approving the terms of the annual external audit engagement plan, as well as non-audit services the auditor is to perform;
  reviewing results of external audit activities;
  reviewing the Company’s ongoing relationship with its auditor;
  maintaining direct access to the Company’s internal auditors and external auditor and meeting separately with each group;
  overseeing the internal audit function of the Company and its relationship with the Company’s auditors and management;
  reviewing and assessing regularly:

  the quality and acceptability of accounting policies and financial reporting practices used by the Company;

  any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the Company;

  any new or pending developments, in accounting and reporting standards that may affect the Company;

  the key financial estimates and judgments of management that may be material to the financial reporting of the Company;

  policies related to financial disclosure risk assessment and management; and

  responses by management to material information requests from government or regulatory authorities which may have an impact on the financial reporting of the Company;

  reviewing and obtaining reasonable assurance that the Company’s internal financial control and information systems are properly designed and effectively implemented to produce accurate, appropriate and timely financial information;
  reviewing insurance coverage of significant business risks;
  receiving a report on the Company’s material subsidiaries concerning any material non-routine structures;
  reviewing corporate policies within the scope of its responsibility and monitoring compliance with such policies;
  in respect of matters within the Audit Committee’s purview and delegation, assisting the Board in its oversight of the Company’s compliance with legal and regulatory requirements;
  directing and supervising the investigation into any matter brought to the Committee’s attention within the scope of its duties; and
  reporting to the Board at each regularly scheduled meeting following any Audit Committee meeting.

The Audit Committee has the authority to engage independent counsel and other advisers having special competencies, as it determines necessary to carry out its duties, and it determines the appropriate amount of funding the Company is to provide for compensation of such advisors.

For additional information on the Audit Committee, please see Schedule C to the Company’s annual information form for the year ended December 31, 2004.

Audit Committee Report

The following report of the Audit Committee of the Company shall not be deemed to be "soliciting material" or to be "filed" with the Canadian securities regulators or the U.S. Securities and Exchange Commission ("SEC"),nor shall this report be incorporated by reference into any filing made by the Company under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Act of 1934, as amended.

The Audit Committee met with management and the independent auditor to review and discuss the December 31, 2004 financial statements. The Audit Committee also discussed with the independent auditor the matters included in the U.S. Statement on Auditing Standards No. 61 (Communication with Audit Committees). The Audit Committee has also received written disclosures from the independent auditor included in the U.S. Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with the independent auditor that firm’s independence.

Based upon the Audit Committee’s review and discussions with management and the independent auditor, and the Audit Committee’s review of the representations of management and the independent auditor, the Audit Committee recommended that the Board of Directors approve the audited consolidated financial statements for filing with the Canadian securities regulators and the SEC, and include the audited consolidated financial statements in the Company’s annual report to shareholders for the year ended December 31, 2004.

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The Audit Committee is committed to compliance with all applicable accounting policies, procedures and related controls. In accordance with the requirements of the US Securities Exchange Act of 1934 and Multilateral Instrument 52-110, the Audit Committee has adopted procedures for: (a) the receipt,retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (b) the confidential,anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. These procedures will be implemented prior to the 2005 shareholders’ meeting. The Company has amended its Policy of Business Conduct and Ethics to codify these practices.

The Audit Committee

Robert G. Welty, Chair

Al L. Flood

Dale G. Parker

Charles W. Wilson

Executive Committee

Members: The Executive Committee consists of Douglas D. Baldwin1, James W. Buckee, Stella M. Thompson and Charles W. Wilson, of whom only James W. Buckee is a related, non-independent director.

Mandate: The Executive Committee is an extension of the full Board and convenes to take action when it is not practicable to call a meeting of the full Board. Consequently, the Executive Committee has no regularly scheduled meetings. The Executive Committee may exercise, subject to applicable laws, all of the powers and discretions of the full Board, provided that the powers of the Committee do not include those listed previously as warranting the attention of the full Board.

Governance and Nominating Committee

Members: The Governance and Nominating Committee consists of Douglas D. Baldwin, Kevin S. Dunne, Lawrence G. Tapp1 and Robert G. Welty, all of whom are unrelated, independent directors.

Mandate: The primary roles and responsibilities of the Governance and Nominating Committee include:

  developing a set of corporate governance principles and guidelines applicable to the Company and reviewing and approving the Company’s annual disclosure of corporate governance compliance;
  establishing a long-term plan for composition of the Board;
  establishing a process for identifying, recruiting and appointing new directors and recommending nominees for election to the Board (see discussion below);
  reviewing and recommending the education and orientation program for new Board members;
  reviewing periodically the size of the Board to ensure its continued effectiveness;
  assessing the effectiveness of, and ensuring there is a succession plan for, the Chairman of the Board;
  reviewing and determining director compensation to ensure such compensation properly reflects the responsibilities and risks involved in being a director (this includes, but is not limited to reviewing the purpose of, and recommending grants under, the Deferred Share Unit Plan);
  developing written position descriptions for the Chairs of the Committees and the Chairman of the Board;
  reviewing the general responsibilities and function of the Board, its committees and the roles of the Chairman of the Board and the Chief Executive Officer;
  assessing the needs of the Board in terms of frequency, location and conduct of Board and committee meetings;
  in respect of matters within the Governance and Nominating Committee’s purview and delegation assisting the Board in its oversight of the Company’s compliance with legal and regulatory compliance;
  considering, and when appropriate, granting waivers from the application of the Policy on Business Conduct and Ethics to executive officers and directors. All material waivers shall be promptly disclosed to shareholders in accordance with securities legislation; and
  considering requests from individual directors or committees to engage outside advisors.

Note:

1 Denotes Committee Chair.

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Management Succession and Compensation Committee

Members: The Management Succession and Compensation Committee consists of Douglas D. Baldwin, Al L. Flood1, Lawrence G. Tapp and Stella M. Thompson, all of whom are unrelated, independent directors.

Mandate: The primary roles and responsibilities of the Management Succession and Compensation Committee include:

  reviewing succession plans for key management positions within the Company;
  reviewing management development policies and practices and staffing plans in the Company;
  reviewing and recommending to the Board for approval the compensation and benefit policies of the Company and its subsidiaries, the terms and conditions of employee benefit plans, including incentive-compensation plans and equity-based compensation plans;
  leading the process for assessing the performance of the Chief Executive Officer;
  developing a written position description position for the Company’s Chief Executive Officer and reviewing the employment agreements and annual performance contracts of the Chief Executive Officer and executive officers;
  reviewing and approving the compensation levels of executive officers. In considering the Chief Executive Officer’s compensation level, the Committee reviews and approves the corporate goals and objectives relevant to the Chief Executive Officer’s compensation, evaluates the Chief Executive Officer’s performance in light of those goals and objectives, and determines and approves the Chief Executive Officer’s compensation level based on this evaluation;
  reviewing and approving employee stock option grants in accordance with the terms of the Employee Stock Option Plan;
  reviewing human resource strategies and policies;
  producing and reviewing the Company’s disclosure of executive compensation; and
  in respect of matters within the Management Succession and Compensation Committee’s purview and delegation, assisting the Board in its oversight of the Company’s compliance with legal and regulatory requirements.

Pension Funds Committee

Members: The Pension Funds Committee consists of James W. Buckee, Kevin S. Dunne, Dale G. Parker, and Stella M. Thompson1, of whom only James W. Buckee is a related, non-independent director.

Mandate: The primary roles and responsibilities of the Pension Funds Committee include:

  approving the investment objectives and policy of the Company’s pension plans;
  reviewing the investment strategy, risk profile and performance of the plans and approving the asset class allocations of the plans;
  approving the appointment and termination of investment managers and reviewing costs associated with the plan administration;
  reviewing and approving annual financial statements and management reports of each plan; and
  in respect of matters within the Pension Funds Committee’s purview and delegation, assisting the Board in its oversight of the Company’s compliance with legal and regulatory requirements.

Reserves Committee

Members: The Reserves Committee consists of Douglas D. Baldwin, Kevin S. Dunne and Charles W. Wilson1, all of whom are unrelated, independent directors.

Mandate: The primary roles and responsibilities of the Reserves Committee include:

  reviewing the Company’s procedures relating to the disclosure of information with respect to oil and gas activities;
  reviewing the Company’s procedures for providing information to the qualified reserves evaluator or auditor who reports on reserves data;
  meeting with management and the qualified reserves evaluator or auditor to review the reserves data and the report of the qualified reserves evaluator or auditor and to determine whether any restrictions affect the ability of the qualified reserves evaluator or auditor to report on reserves data without reservation;

Note:

1 Denotes Committee Chair.

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  reviewing and recommending to the Board for approval the content and filing of the Company’s annual statement of reserves data and other oil and gas information;
  reviewing and recommending to the Board for approval the filing of the annual report on reserves data by the qualified reserves evaluator or auditor;
  reviewing and recommending to the Board for approval the content and filing of the Company’s annual report of management and directors on oil and gas disclosure; and
  in respect of matters within the Reserves Committee’s purview and delegation, assisting the Board in its oversight of the Company’s compliance with legal and regulatory requirements.

Roles and Responsibilities of the Chairman of the Board

The principal role of the Chairman of the Board is to manage and provide leadership to the Board of Directors. The Chairman is accountable to the Board and acts as a direct liaison between the Board and management of the Company. In addition, the Chairman acts as a communicator for Board decisions where appropriate.

Other duties and responsibilities of the Chairman include:

  providing independent advice and counsel to the Chief Executive Officer;
  ensuring that the directors are properly informed and that sufficient information is provided to enable the directors to form appropriate judgments;
  developing and setting the agendas for meetings of the Board, in concert with the Chief Executive Officer; and
  recommending to the Board the appointment of members to the committees of the Board after consultation with the directors, management and the Governance and Nominating Committee.

In addition, the Chairman of the Board is specifically charged with responsibility for leading and managing the Board in discharging its responsibilities. Annually, the Chairman conducts an evaluation of the effectiveness of the Board, its committees and the individual directors, that includes the circulation of a written questionnaire, and interviews with each individual Board member. The Chairman then reports his findings to the Governance and Nominating Committee and to the full Board and seeks Board approval to implement any recommendations that may result from this process. The Chair of the Governance and Nominating Committee evaluates the effectiveness of the Chairman annually. The Chairman’s mandate directs him to ensure that the directors hold regular discussions without management present and he presides at such sessions. In addition, the Chairman acts as the Board’s principal communicator with management.

Roles and Responsibilities of the Chief Executive Officer

The Chief Executive Officer is responsible for leading the development and execution of the Company’s long term strategy with a view to creating shareholder value. The Chief Executive Officer’s leadership role also entails being ultimately responsible for all day-to-day management decisions and for implementing the Company’s long and short term plans. The Chief Executive Officer acts as a direct liaison between the Board and management of the Company and communicates to the Board on behalf of management. The Chief Executive Officer also communicates on behalf of the Company to shareholders, employees, Government authorities, other stakeholders and the public.

Other duties and responsibilities of the Chief Executive Officer include:

  leading the development of the Company’s strategy, and leading and overseeing the implementation of the Company’s long and short term plans in accordance with its strategy;
  assessing the principal risks of the Company to ensure that these risks are being monitored and managed;
  ensuring effective internal controls and management information systems are in place;
  ensuring that the Company maintains high standards of corporate citizenship and social responsibility wherever it does business;
  in concert with the Chairman, developing Board agendas; and
  abiding by specific internally established control systems and authorities, leading by personal example and encouraging all employees to conduct their activities in accordance with all applicable laws and the Company’s standards and policies, including its environmental, safety and health policies.

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In addition, the Chief Executive Officer is made directly responsible for achieving the goals of the Company through an annual performance contract, which sets out specific financial, operational, long-term and short-term strategic and leadership goals. Please see the section headed "Summary of Executive Compensation" for a discussion of how the Chief Executive Officer’s compensation is directly linked to achievement of the goals set out in his annual performance contract.

Director Share Ownership Policy

The Company adopted a Deferred Share Unit Plan for non-employee directors effective January 1, 2001 to support the alignment of director and shareholder interests. More information about the Deferred Share Unit Plan is provided under the heading "Remuneration of Directors" in the Circular.

In August 1998, the Board adopted a program regarding director ownership of Company shares, which was subsequently updated by the Company’s Governance and Nominating Committee in May 2004. The program requires non-executive directors to own a minimum number of Common Shares and DSUs, to be accumulated over a five year period. Taking into consideration the 3 for 1 share split of the Company effected in May 2004, the following accumulation schedule has been adopted:

	Amount of Ownership Required — Non Executive Directors	Amount of Ownership Required
Timetable[1]	other than Chairman[2,3]	Chairman[2,3]
End of Year 1	3,000 Common Shares and/or DSUs	6,000 Common Shares and/or DSUs
End of Year 2	6,000 Common Shares and/or DSUs	12,000 Common Shares and/or DSUs
End of Year 3	9,000 Common Shares and/or DSUs	18,000 Common Shares and/or DSUs
End of Year 4	12,000 Common Shares and/or DSUs	24,000 Common Shares and/or DSUs
End of Year 5	15,000 Common Shares and/or DSUs	30,000 Common Shares and/or DSUs

Notes:
1	Refers to years of service as opposed to calendar years. Year 1 is deemed to have commenced on May 1, 2004 for all existing directors, and will commence on May 1 of such later year during which any new individual is elected director of the Company.
2	James W. Buckee as President and Chief Executive Officer, is required to comply with the Company’s Executive Share Ownership Policy described below.
3	The Company does not currently intend to grant director stock options to non-executive directors.

In addition and irrespective of a non-executive director’s actual Common Share or DSU ownership, a minimum of 40% of the annual Board retainer must be allocated to the DSU program. In addition, a director may voluntarily elect that all or a portion of his or her committee and Board attendance fees be allocated to the DSU program.

All nominees for election as director currently own Talisman shares that meet or exceed the levels of ownership set by the internal program described above.

Executive Share Ownership Guidelines

In December 2004, the Management Succession and Compensation Committee considered and approved Executive Share Ownership Guidelines applicable to various officers of the Company effective January 1, 2005. The following basic accumulation schedule has been adopted:

Executive Level	Ownership requirement
Chief Executive Officer	4 times base salary
Executive Vice-President	2 times base salary
Vice-President	1 times base salary

Executives to whom this policy applies must reach the minimum required level of share ownership within five years of the implementation of the policy. Ownership requirements also apply to persons becoming executives, and such individuals are required to reach the required level within five years of the date of his or her appointment. In calculating ownership, the aggregate value of Common Shares owned, and the net value of all exercisable and vested stock options may be used.

Policy on Business Conduct and Ethics

In December 2003, Talisman revised its longstanding Policy on Business Conduct and Ethics to better reflect the evolving area of corporate responsibility and to incorporate the new corporate governance standards. In March 2005, Talisman amended its Policy on Business Conduct and Ethics to elaborate Talisman’s policies with regard to complaints on accounting matters, internal accounting controls and auditing matters.

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Entitled the “Policy on Business Conduct and Ethics”, the code is applicable to all directors, officers and employees of the Company, and can be obtained from Talisman’s website at www.talisman-energy.com or upon request from: Investor and Corporate Communications Department, Talisman Energy Inc., Suite 3400, 888 Third Street S.W., Calgary, Alberta, T2P 5C5, e-mail: tlm@talisman-energy.com. Upon implementation of the final CSA Rules, Talisman anticipates that it will also file the Policy on Business Conduct and Ethics with Canadian securities regulators on the SEDAR website.

The Board monitors compliance with the Policy on Business Conduct and Ethics. Certificates are required at least annually from all managers and appropriate employees, as well as all officers and directors of the Company certifying compliance with the Policy on Business Conduct and Ethics or disclosing any deviations therefrom. Disclosures contained in the certificates are compiled and reported to the Board of Directors for consideration. No waivers from this policy were granted for the benefit of the Company’s directors or executive officers during the year ended December 31, 2004.

Management Performance

The terms of the mandate of the Board ensure that the Company annually confirms or redetermines its long-term strategy and strategic objectives and sets its budget and development plan for the ensuing three year period. This process produces specific annual and longer term goals for the Company that are further developed into specific performance contracts for each of the executive officers of the Company based upon that executive officer’s role in the Company. Through this process, each executive officer (including the President and Chief Executive Officer) individually, and the executive officers as a whole, are made directly responsible for achieving the annual and medium term goals of the Company. A significant portion of the annual compensation of each executive officer is based upon achieving these Company and individual goals.

Shareholder Communications

Talisman’s shareholder communications program specifically adopts the principles of timely, accurate and efficient disclosure of information concerning the Company to all shareholders. In addition to the required annual, quarterly and timely reporting of information, the Company regularly makes presentations to industry analysts and investors. The Company also meets informally upon request with investors and analysts, provided however, that in any such meeting, the Company strictly adheres to all applicable laws relating to selective disclosure of material information. The Company’s Investor Relations and Corporate Communications Department has the specific mandate of responding in a timely manner to all inquiries received from shareholders, analysts and potential investors. Shareholder inquiries or suggestions are forwarded to the appropriate person or to senior management. Shareholders may also obtain corporate information on the Company’s external website at www.talisman-energy.com.

TSX Corporate Governance Guidelines

The following is a tabular confirmation of Talisman’s compliance with each of the existing TSX corporate governance guidelines. Information about how the Company complies with each guideline is provided in the preceding narrative statement.

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TERMS OF REFERENCE — BOARD OF DIRECTORS

ROLES AND RESPONSIBILITIES

The principal role of the Board of Directors is stewardship of the Company with the creation of shareholder value, including the protection and enhancement of the value of its assets, as the fundamental objective. The stewardship responsibility means that the Board oversees the conduct of the business and management, which is responsible for the day-to-day conduct of the business. The Board must assess and ensure systems are in place to manage the risks of the Company’s business with the objective of preserving the Company’s assets. The Board, through the Chief Executive Officer ("CEO"),sets the attitude and disposition of the Company towards compliance with applicable laws, environmental, safety and health policies, financial practices and reporting. In addition to its primary accountability to shareholders, the Board is also accountable to employees, government authorities, other stakeholders and the public.

A. Primary Responsibilities

The principal responsibilities of the Board required to ensure the overall stewardship of the Company are as follows:

1.	the Board must ensure that there are long-term goals and a strategic planning process in place. The CEO, with the approval of the Board, must establish long-term goals for the Company. The CEO formulates the Company’s strategy, policies and proposed actions and presents them to the Board for approval. The Board brings objectivity and judgment to this process. The Board ultimately approves, on an annual basis, the strategic plan which takes into account, among other things, the opportunities and risks of the Company’s business;

2.	the Board must identify and have an understanding of the principal risks associated with the Company’s businesses, and must ensure that appropriate systems are in place which effectively monitor and manage those risks;

3.	the Board must ensure that processes are in place to enable it to monitor and measure management’s, and in particular the CEO’s, performance in achieving the Company’s stated objectives. These processes should include appropriate training, development and succession planning of management;

4.	the Board shall satisfy itself as to the business and professional integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Company;

5.	the Board must ensure that the necessary internal controls and management systems are in place that effectively monitor the Company’s operations and ensure compliance with applicable laws, regulations and policies;

6.	the Board must monitor compliance with the Company’s Policy on Business Conduct and Ethics;
7.	the Board must ensure that processes are in place to properly oversee Company sponsored pension plans; and
8.	the Board must ensure the Company has a communications program in place which effectively communicates with and receives feedback from shareholders. The Board must also ensure that the Company has appropriate processes in place to effectively communicate with employees, government authorities, other stakeholders and the public.

B.	Non-Delegable Responsibilities

Pursuant to the Canada Business Corporations Act (the "Act"),various matters are considered of such importance so as to warrant the attention of all Directors and, accordingly, the Act prescribes that such matters either cannot be delegated or may only be delegated in a qualified or partial manner:

1.	the submission of items to shareholders for their approval;
2.	the filling of a vacancy among the directors or in the office of auditor;
3.	the appointment of additional directors;
4.	the issue of securities;
5.	the declaration of dividends;
6.	the purchase, redemption or other acquisition of the Company’s own shares;
7.	the payment of certain commissions prescribed by the Act;

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8.	the approval of a management proxy circular;
9.	the approval of annual financial statements;
10.	the adoption, amendment or repeal of by-laws; and
11.	the review and approval of
(a) the content and filing of the Company’s statement of reserves data and other oil and gas information;
(b) the filing of the report on reserves data by the Company’s Qualified Reserves Evaluator or Auditor; and
(c) the content and filing of the Company’s report of management and directors on oil and gas disclosure.

C.	Typical Board Matters

The following is not an exhaustive list but typifies matters generally considered by the Board in fulfilling its responsibility for stewardship of the Company. The Board may determine it appropriate to delegate certain of these matters to committees of the Board:

1.	appointment of officers, other than executive officers;
2.	considering the appropriate size of the Board, with a view to facilitating effective decision-making;
3.	adopting a process to consider and assess the competencies and skills of each Board member and the Board as a whole;
4.	determining the remuneration of directors, auditors, and, if applicable, trustees of the pension funds;
5.	reviewing and recommending to shareholders, changes to capital structure;
6.	approving the Company’s long term strategy and the annual capital expenditure plan of the Company and its subsidiaries and where appropriate any supplementary capital plan;
7.	approving banking, borrowing and investment policies;
8.	determining dividend policy;
9.	developing the Company’s approach to corporate governance including, without limitation, developing a set of corporate governance principles and guidelines;
10.	approving the holding, location and date of meetings of shareholders;
11.	appointment of members to committees of the Board of Directors and approving terms of reference for and the matters to be delegated to such committees;
12.	granting any waivers from the Company’s Policy on Business Conduct and Ethics for the benefit of the Company’s directors or executive officers;
13.	granting and delegating authority to designated officers and employees including the authority to commit capital, open bank accounts, sign bank requisitions and sign contracts, documents and instruments in writing;

14.	determining the number of directors and recommending nominees for election by the shareholders;
15.	if applicable, appointing trustees of the pension plans;
16.	approving amendments to the Company’s existing plans: Pension Plans, Employee Savings Plan, Employee Stock Option Plan, Director Stock Option Plan, employee benefits plans, or such other plans as the Company approves from time to time;

17.	approving the acquisition or disposition of certain corporate assets; and
18.	appointing the Company’s transfer agents and registrars.

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D. Board Committees

The Board of Directors has the authority to appoint a committee or committees of the Board and may delegate powers to such committees (with the exceptions prescribed by the Act). The matters to be delegated to committees of the Board and the constitution of such committees are assessed annually or more frequently as circumstances require. The following committees are ordinarily constituted:

1.	the Governance and Nominating Committee, to deal with governance of the Company and the nomination and assessment of Directors;
2.	the Audit Committee, to deal with financial reporting and control systems;
3.	the Pension Funds Committee, to deal with employee pension plans and related matters;
4.	the Management Succession and Compensation Committee, to deal with the assessment of management and succession to key positions and compensation within the Company;
5.	the Executive Committee, to deal with general corporate matters and matters which are incidental to previous Board authorizations; and
6.	the Reserves Committee, to deal with matters relating to the Company’s oil and gas reserves and related reporting.

Composition And Procedure

The Board of Directors is elected annually by shareholders and consists of a minimum of four directors and a maximum of 20 directors, as determined from time to time by the Directors. The number of Directors to be elected at shareholders meetings is currently fixed at nine. While the election of directors is ultimately determined by the shareholders, it is the policy of the Board that a majority of the Directors, as well as the Chairman of the Board, be independent (as defined under applicable stock exchange rules and securities laws).

The Chairman of the Board presides as Chair at all meetings of the Board and shareholders of the Company. The Corporate Secretary or, in the absence of the Corporate Secretary, an Assistant Corporate Secretary attends all meetings of the Board and shareholders and records the proceedings thereof. The Corporate Secretary prepares and keeps minutes and records of all meetings of the Board.

Meetings of the Board of Directors, including telephone conference meetings, are to be held at such time and place as the Chairman of the Board, the President and CEO, an Executive Vice-President who is a Director, or any two Directors may determine. Notice of meetings shall be given to each Director not less than 48 hours before the time of the meeting. Meetings of the Board of Directors may be held without formal notice if all of the Directors are present and do not object to notice not having been given, or if those absent waive notice in any manner before or after the meeting.

Notice of meeting may be delivered personally, given by mail, facsimile or other electronic means of communication.

Any five members of the Board of Directors constitutes a quorum at any meeting.

Each Board member is expected to attend Board meetings and meetings of committees of which he or she is a member and to become familiar with deliberations and decisions as soon as possible after any missed meetings. In that regard, members of the Board are expected to prepare for Board (and committee) meetings by reviewing meeting materials distributed to members of the Board, to the extent feasible, in advance of such meetings. Matters of a confidential or sensitive nature may be discussed at Board (or committee) meetings without advance distribution of meeting materials to members of the Board. It is expected that members of the Board will actively participate in determining and setting the long and short term goals and interests of the Corporation.

In recognition of its independence, the Board shall regularly hold discussions without management present.

A resolution in writing signed by all the Directors entitled to vote on that resolution at a meeting of the Directors is as valid as if it had been passed at a meeting of the Directors. A copy of any such resolution in writing is kept with the minutes of the proceedings of the Directors.

At meetings of the Board, any matter requiring a resolution of the Directors is decided by a majority of the votes cast on the question; and in the case of an equality of votes, the Chair of the meeting is entitled to a second or casting vote.

The Board shall ensure that there is a process in place for annually evaluating the effectiveness of the Board, the committees of the Board and individual directors.

Compensation

No Director, unless he or she is an officer of the Company, should receive remuneration from the Company other than compensation received in his or her capacity as a Director.

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